Table of Contents
EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(amounts in thousands, except per share data)

	Year ended June 30,
	1999	2000	2001
Net Income	$14,170	$38,412	$22,301

Average shares outstanding during the period	21,792	22,620	22,634

Dilutive effect of stock options after application of treasury stock method	648	534	422

Average number of shares and equivalent shares outstanding during the period	22,440	23,154	23,056

Basic earnings per share	$.65	$1.70	$.99

Diluted earnings per share	$.63	$1.66	$.97